                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


     Clinton Gas Systems, Inc. (formerly known as Leader Development Corp.)
                                (Name of Issuer)


                        Common Shares, without par value
                         (Title of Class of Securities)

                                   187571-10-4
                                 (CUSIP Number)

                           Roger E. Lautzenhiser, Esq.
                         Vorys, Sater, Seymour and Pease
                               52 East Gay Street
                                  P.O. Box 1008
                            Columbus, Ohio 43216-1008
                                 (614) 464-6291
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 24, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  187571-10-4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  Jerry D. Jordan


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

            N/A                                            (a) / /  (b) / /


3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (See Instructions):

                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                          709,313
8.       SHARED VOTING POWER:                        0
9.       SOLE DISPOSITIVE POWER:                     709,313
10.      SHARED DISPOSITIVE POWER:                   0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  709,313


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions):
          Does not include 2,756 common shares held by Mr. Jordan's wife as to which Mr. Jordan disclaims any beneficial ownership. / /


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  12.5

14.      TYPE OF REPORTING PERSON (See Instructions):

                  IN

Item 1. Security and Issuer.


This Amendment No. 4 to the Schedule 13D filed by the reporting person with the Securities and Exchange Commission (the "Commission"), as previously amended, relates to common shares, without par value (the "Common Shares"), of Clinton Gas Systems, Inc., an Ohio corporation which was formerly known as Leader Development Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 4770 Indianola Avenue, Columbus, Ohio 43214. Capitalized terms not otherwise defined herein are defined as set forth in the Schedule 13D.


Item 2. Identity and Background.

The following table represents certain of the information required by Item 2 with respect to the reporting person as of date of this Amendment No. 4:

Name and Business Address                                      Principal Occupation
- -------------------------                                      --------------------
Jerry D. Jordan                             Director, Chairman of the Board and Chief Executive
4770 Indianola Avenue                       Officer of the Issuer and its subsidiaries except
Columbus, Ohio  43214                       Clinton Gas Marketing Inc., of which he is a
                                            director.  The Issuer and its subsidiaries are engaged
                                            principally in the business of natural gas and oil
                                            exploration, development, production and marketing.

Mr. Jordan is a citizen of the United States. He has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Mr. Jordan has not been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order finding violations of or enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws.


Item 3. Source and Amount of Funds or Other Consideration.

         N/A

Item 4. Purpose of Transaction.

This Amendment No. 4 to Schedule 13D is being filed in connection with an agreement dated May 24, 1996 (the "Subscription Agreement") entered into between Mr. Jordan and Jenco Acquisition, Inc., an Ohio corporation ("Jenco"), whereby Mr. Jordan has agreed to contribute to Jenco 148,150 Common Shares of the Issuer owned by Mr. Jordan. Subject to the satisfaction of the conditions to the obligations of the parties to a merger agreement (described immediately below) to effect the merger or the waiver thereof by the applicable parties to such merger agreement in accordance therewith, such Common Shares will be contributed to Jenco effective immediately prior to the Effective Time (as defined below) of the merger. At the closing of the transactions contemplated by such merger agreement, and effective immediately prior to the Effective Time, Jenco will issue 1,000 shares of Jenco common stock to Mr. Jordan in consideration for the Common Shares of the Issuer to be contributed by Mr. Jordan to Jenco. Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI") and the parent of Jenco and an affiliate of Enron Capital & Trade Resources Corp. ("ECT"), will make a capital contribution to Jenco at or prior to the Effective Time in the amount of $31,354,000 in consideration for 31,354 shares of Jenco common stock that immediately after the Effective Time will represent approximately 97% of the outstanding common stock of the surviving corporation of the merger on a fully diluted basis. Mr. Jordan will own, immediately after the Effective Time, 1,000 shares of common stock of such surviving corporation which will represent approximately 3% of the outstanding common stock of such surviving corporation on a fully diluted basis.

The Merger. On May 24, 1996, the Issuer entered into a definitive merger agreement (the "Merger Agreement") by and among the Issuer, Jenco and JEDI. Pursuant to the terms of the Merger Agreement, JEDI will acquire Common Shares of the Issuer at a price of $6.75 per Share in cash. The Merger Agreement has been approved by the Board of Directors of the Issuer and its Special Committee of outside directors. Concurrently with the execution of the Merger Agreement, JEDI and Jenco entered into certain agreements (described below) with Mr. Jordan and certain other employees of a subsidiary of the Issuer providing for a continuing role in the management of the Issuer after the acquisition. Consummation of the acquisition is subject to the satisfaction of various conditions, including (i) the approval of the transaction by the shareholders of the Issuer and (ii) receipt of all necessary consents and governmental approvals. The Issuer currently expects to hold a special meeting of its shareholders as soon as practicable after filing and receipt of clearance of the proxy materials from the Securities and Exchange Commission for the purpose of voting on the transaction.

Certain Terms of The Merger. Upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Ohio (the "OGCL"), Jenco will be merged with and into the Issuer and the separate corporate existence of Jenco will thereupon cease, and Issuer, as the surviving corporation in the merger ("Surviving Corporation"), will by virtue of the merger continue its corporate existence in accordance with the OGCL. The merger will become effective at the date and time (the "Effective Time") when a properly executed certificate of merger, in such form as is required by the OGCL is duly filed with the Secretary of State of Ohio or at such later time as the parties shall have provided in such certificate. At the Effective Time, by virtue of the merger and without any action on the part of Jenco, the Issuer or its respective shareholders (other than the filing of the certificate of merger referred to above) (a) each Common Share issued and outstanding immediately prior to the Effective Time (other than Common Shares held by Jenco, Common Shares held in the treasury of the Issuer or owned by any subsidiary of Issuer and Dissenting Shares (as defined in the Merger Agreement) in respect of which dissenters' rights are properly exercised and perfected) shall be canceled and extinguished and be converted automatically into the right to receive $6.75 per Common Share in cash, without interest thereon (the "Merger Consideration"), less any required withholding of taxes, which Merger Consideration shall be payable upon surrender of the certificate formerly representing such Common Share in the manner provided in the Merger Agreement,
(b) each Common Share then held in the treasury of Issuer and each Common Share owned by any subsidiary of the Issuer shall be canceled and retired without conversion thereof and without payment of any consideration and shall cease to exist and (c) each Common Share owned beneficially or of record by Jenco immediately prior to the Effective Time shall be canceled and retired without conversion thereof and without payment of any consideration and shall cease to exist. At the Effective Time, each share of common stock, $.01 par value, of Jenco issued and outstanding immediately prior to Effective Time, shall be converted, by virtue of the merger and without any action on the part of the holder thereof, into one fully paid and nonassessable share of the common stock of the Surviving Corporation.

Related Agreements.

Shareholders Agreement. Jenco, JEDI and Mr. Jordan entered into a Shareholders Agreement dated as of May 24, 1996 (the "Shareholders Agreement").

The Shareholders Agreement provides generally that Mr. Jordan will not make any transfer of the Surviving Corporation common stock (the "Common Stock"), directly or indirectly, except as expressly permitted therein. Mr. Jordan may transfer, from time to time, any Common Stock to permitted family transferees. Mr. Jordan may transfer Common Stock to any other transferee if, but only if, the Surviving Corporation has not exercised its right to match any bona fide written third party offer to purchase the Common Stock. The Shareholders Agreement further provides that if JEDI or any of its affiliates propose to sell the Common Stock (excluding certain sales set forth in the Shareholders Agreement), then such transferor shall offer to include in the proposed sale a number of shares of Common Stock designated by Mr. Jordan (the "Tagalong Right"), not to exceed the number of shares equal to the product of (A) the aggregate number of shares to be sold by the transferor to the proposed transferee and (B) a fraction with a numerator equal to the number of shares of fully-diluted Common Stock held by Mr. Jordan and a denominator equal to the number of shares of fully-diluted Common Stock held by the transferor and Mr. Jordan. The Shareholders Agreement further provides that if the Surviving Corporation at any time proposes to sell Common Stock pursuant to a registration statement filed under the Securities Act of 1933, as amended, (other than registrations on Forms S-4 or S-8 or any successor forms thereto), the Surviving Corporation will each such time promptly give written notice to Mr. Jordan of its intention to do so and, upon the written request of Mr. Jordan, the Surviving Corporation will use its best efforts to cause the number of shares owned by Mr. Jordan and so designated to be registered under such registration statement to the extent requisite to permit the sale or other disposition by Mr. Jordan of such shares (the "Registration Right"). The Shareholders Agreement further provides that the Surviving Corporation shall be obligated to purchase Management Investor's shares of Common Stock in certain cases (the "Stock Sale Rights"). Mr. Jordan shall have the right to cause the Surviving Corporation to purchase all, but not less than all, shares of Common Stock then owned by Mr. Jordan at any time following the date Mr. Jordan ceases to be an employee of Surviving Corporation (the "Employment Termination Date") at a price per share equal to an appraised value as defined in the Shareholders Agreement. In addition, if the Employment Termination Date occurs as the result of the death or incapacity of Mr. Jordan, the Surviving Corporation shall purchase such shares and pay Mr. Jordan (or his representative) the purchase price thereof on the date which is no later than 30 days following the date of the Surviving

Corporation's receipt of such notice, and the appraised value shall be determined as of the end of the second month immediately preceding such date of receipt. If the Employment Termination Date occurs as a result of any other reason, such purchase and payment shall occur on the date which is the later of three years following the Effective Time, or 30 days following the date of the Surviving Corporation's receipt of the notice referred to above, and the appraised value shall be determined as of the end of the second month immediately preceding such date of purchase and payment. The Surviving Corporation shall have the right to purchase all, but not less than all, shares of Common Stock owned by Mr. Jordan at any time following the Employment Termination Date. Such right may be assigned by the Surviving Corporation, in whole or in part, to JEDI. The Shareholders Agreement shall terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date which is 10 years following the Effective Time, (iii) the date a qualified initial public offering (as defined in the Shareholders Agreement) is consummated, (except that in such event, Management Investor's Tagalong Right, Registration Right and Stock Sale Rights will continue until Management Investor has sold all of his shares of Common Stock) (iv) the date of the dissolution, liquidation or winding-up of the Surviving Corporation or
(v) the date of delivery to the Surviving Corporation of a written termination notice executed by the parties to the Shareholders Agreement.

Business Opportunity Agreement. ECT, Jenco, JEDI and Mr. Jordan entered into a Business Opportunity Agreement dated May 24, 1996 (the "Business Opportunity Agreement") that is intended to make it clear that Enron Corp., a Delaware corporation ("Enron") and the parent of ECT, and its affiliates, have no duty to make business opportunities available to the Surviving Corporation in most circumstances. The Business Opportunity Agreement also provides that ECT and its affiliates may pursue certain business opportunities to the exclusion of the Surviving Corporation. In addition, there may be circumstances in which the Surviving Corporation will offer business opportunities to certain affiliates of Enron. If an Enron affiliate is offered such an opportunity and decides to pursue it, the Surviving Corporation may be unable to pursue it.

Employment Agreements. Mr. Jordan and Jenco entered into an employment agreement to be effective as of the Effective Time (the "Employment Agreement"). The Employment Agreement is for a period of three years after the Effective Time. The Employment Agreement provides that Mr. Jordan will serve as the Chairman of the Board and Chief Executive Officer of the Surviving Corporation and will be paid an annual base salary of $250,000. The Employment Agreement provides that Mr. Jordan will be allowed to participate, on the same basis generally as other employees of the Surviving Corporation, in all general employee benefit plans and programs, including improvements or modifications to the same, which are in effect as of the Effective Time or thereafter are made available by the Surviving Corporation to all or substantially all of its employees. Upon a voluntary termination (as defined in the Employment Agreement) of the employment relationship prior to the expiration of the term of the Employment Agreement , all future compensation to which Mr. Jordan is entitled and all future benefits for which Mr. Jordan is eligible shall cease and terminate as of the date of termination. If Mr. Jordan's employment is terminated for cause (as defined in Employment Agreement) prior to the expiration of the term of the Employment Agreement, all future compensation to which Mr. Jordan is entitled and all future benefits for which Mr. Jordan is eligible shall cease and terminate as of the date of termination. Upon an involuntary termination (as defined in the Employment Agreement) prior to the expiration of the term of the Employment Agreement, Mr. Jordan will be entitled, in consideration of his continuing obligations under the Employment Agreement after such termination, to receive his base salary as if his employment has continued for the full term of the Employment Agreement. The Employment Agreement provides that Mr. Jordan shall not compete with the Surviving Corporation until the later of (a) three years after the Effective Time or (b) one year after the termination of the employment relationship.

         The descriptions of the terms and conditions of the Subscription Agreement, the Merger Agreement, the Shareholders Agreement, the Business Opportunity Agreement, the Employment Agreements and the other agreements referred to herein are qualified in their entirety by reference to the text of those agreements which are included as exhibits to this filing.

Item 5. Interest in Securities of the Issuer.

         (a), (b) The aggregate number and percent of Common Shares of the Issuer that Mr. Jordan owns beneficially as of the date hereof are shown in the table below:

                                                      Number of                           Percent (%) of
     Name                                           Common Shares                        Common Shares (1)
     ----                                          ---------------                       -----------------
Jerry D. Jordan                                    709,313 (2) (3)                             12.5%

- --------------------

(1) Based on 5,681,561 Common Shares outstanding on a fully-diluted basis as of May 31, 1996.


(2) Mr. Jordan holds sole voting and investment power with respect to all 709,313 Common Shares.

(3) Does not include 2,756 Common Shares held of record by Mr. Jordan's wife as to which Mr. Jordan disclaims any beneficial ownership.

Mr. Jordan has not effected any transactions in Common Shares of the Issuer during the sixty (60) days prior to and including the date of this Amendment No. 4.

         (c) Except as disclosed in Items 5(a) and 5(b) of this Amendment No. 4, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Shares of the Issuer reported on herein.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

See Item 4.


Item 7. Material to be Filed as Exhibits

         Each of the following exhibits is incorporated by reference to the identical exhibit number to Current Report on Form 8-K filed by the Issuer (File No. 0-10833) on June 3, 1996:

EXHIBIT NO.                       DESCRIPTION OF EXHIBIT
- -----------                       ----------------------
    2.1      Agreement and Plan of Merger by and among Jenco Acquisition, Inc.,
             Joint Energy Development Investments Limited Partnership and
             Clinton Gas Systems, Inc. dated as of May 24, 1996.

   99.1      Clinton Gas Systems, Inc. Press Release dated May 24, 1996

   99.2      Subscription Agreement between Jenco Acquisition, Inc. and Jerry D.
             Jordan dated May 24, 1996.

   99.3      Business Opportunity Agreement dated May 24, 1996 among Enron
             Capital & Trade Resources Corp., Jenco Acquisition, Inc., Joint
             Energy Development Investments Limited Partnership and Jerry D.

             Jordan.

   99.4      Shareholders Agreement dated May 24, 1996 among Jenco Acquisition,
             Inc., Joint Energy Development Investments Limited Patnership and
             Jerry D Jordan.

   99.5      Executive Employment Agreement between Jenco Acquisition, Inc. and
             Jerry D. Jordan.

   99.6      Executive Employment Agreement between Jenco Acquisition, Inc. and
             Marilyn A. Ennis.

   99.7      Executive Employment Agreement between Jenco Acquisition, Inc. and
             John L. Forman.

   99.8      Executive Employment Agreement between Jenco Acquisition, Inc. and
             William A. Grubaugh.

   99.9      Executive Employment Agreement between Jenco Acquisition, Inc. and
             Mark D. Jordan.

   99.10     Executive Employment Agreement between Jenco Acquisition, Inc. and
             Donald E. Kreager.

   99.11     Executive Employment Agreement between Jenco Acquisition, Inc. and
             Connie J. Slocum.

   99.12     Agreement between Enron Capital & Trade Resources and F. Daniel
             Ryan.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               By /s/ Jerry D. Jordan
                                                 ---------------------
Date:  June 3, 1996                               Jerry D. Jordan